UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-53997

CUSIP NUMBER 13135X108

(Check One):	☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calpian, Inc.

Full Name of Registrant

Former Name if Applicable

500 N. Akard, Suite 2850

Address of Principle Executive Office (Street and Number)

Dallas, TX 75201

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant will be unable to file its quarterly report on Form 10-Q within the prescribed time period because (i) information necessary in order to adequately prepare disclosures, the financial statements, and footnotes related to its minority equity investment in India were delayed in receipt, (ii) the timing of the Registrant’s recent acquisition of assets comprising the newly-formed wholly-owned subsidiary, Calpian Commerce, Inc. (closed March 15, 2013), and the resulting need to complete an audit of the predeccor company and prepare a Form 8-K/A regarding the acquired assets diverted a significant amount of management’s time and attention from preparing and reviewing the quarterly filing, and (iii) effecting item (ii) and the integration and transition of the newly acquired assets into the Registrant’s operations and financial reporting created demands on the finance and accounting staff beyond available resources.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David N. Pilotte	214	681-0828
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV — OTHER INFORMATION

Results of Operations

Estimated and Unaudited

	Three Months Ended March 31,
	2013	2012
Revenues	$1,776,000	$870,364
Cost of revenues General and	1,020,000	438,964
General and administrative expenses	1,021,000	700,934
Interest and related financing expenses	402,000	639,068
Equity investment loss	447,000	—
Net loss	$1,114,000	$914,335

In March 2013, the Company formed a wholly-owned subsidiary, Calpian Commerce, Inc. (“CCI”), to own and operate the certain assets and liabilities of Pipeline Data, Inc. and its subsidiaries acquired in exchange for a cash payment of $9.75 million.

Our revenues were $1.8 million in 2013 and $0.9 million in 2012 with gross profit percentages of 43% and 50%, respectively. General and administrative expenses were in 2013 and 2012 were $1.0 million and $0.7 million, respectively, and we recognized a $0.4 million loss from our equity investment in 2013. We had a $1.1 million net loss in 2013 and a $0.9 million net loss in 2011, or $.05 per share in both years. Significant portions of the increases are attributed to CCI’s operations for the last 15 days of the quarter. The results for our two business segments were as follows:

	Three Months Ended March 31,
	2013	2012
Revenues:
Calpian, Inc.	$818,000	$870,364
Calpian Commerce, Inc.	958,000	—

	$1,776,000	$870,364

Gross profit:
Calpian, Inc.	$544,000	$431,400
Calpian Commerce, Inc.	212,000	—

	$756,000	$431,400

General and administrative expenses:
Calpian, Inc.	$920,000	$700,934
Calpian Commerce, Inc.	101,000	—

	$1,021,000	$700,934

CLPI’s 2013 residual portfolio revenues were virtually unchanged from last year’s fourth quarter, but were off 6.0% compared to the 2012 first quarter revenues before the merchant processing levels of two portfolios shifted to lower levels. Because of the shift in expected revenues, residual portfolio amortization was adjusted in 2012 reducing the gross profit percentage to 50% compared to the 66% in the first quarter of 2013. CCI’s profit margins are lower compared to CLPI’s as CLPI incurs interchange fees and portfolio servicing costs not associated with the portfolios purchased by CLPI.

The $219 thousand increase in CLPI’s general and administrative expenses over the 2012 first quarter is attributable to: $85 thousand more costs incurred in seeking additional equity and debt financing; $59 thousand incurred in connection with the business acquisition; $53 thousand relating to additional legal and auditing services; $40 thousand related to additional advertising and reduced magazine revenues; and, $33 thousand in employee compensation as Social Security tax rates increased. Expenses in connection with our equity investment were $69 thousand more in 2012 when we were concluding the investment agreement.

Deferred financing cost amortization declined significantly when we refinanced our senior debt facility in November 2012 and wrote off the remaining $526 thousand associated with the old facility. Also, the financing costs incurred in connection with the new facility are being amortized over a longer time period. In mid-2012 the maturity dates of the subordinated notes payable were extended resulting in a longer time period and lower monthly amortization. More interest expense was incurred in 2013 due to additional subordinated debt and senior note borrowings.

Due to net losses, we had no current federal tax provision in either 2013 or 2012 and deferred tax benefits of cumulative net operating losses and other temporary tax differences have been offset by valuation allowances. State income taxes are assessments not offset by operating losses.

Calpian, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 14, 2013	By	/s/ David N. Pilotte, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.